UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

MAC FILMWORKS, INC.
(Name of Issuer)

Common Stock, par value $.003 per share
(Title of Class of Securities)

554151209
(CUSIP Number)

Philmore Anderson IV
Mac Filmworks, Inc.
75 Franklin Street, 2nd Floor
New York, NY 10013
212-464-3428

With a copy to:

Marc Ross, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York, NY 10006

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 17, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	554551209

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Philmore Anderson IV Sahara Entertainment, LLC 383716730
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [_] (b) [_]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENE-FICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
13,863,390 shares Philmore Anderson IV 13,763,390 shares Sahara Entertainment, LLC
	8	SHARED VOTING POWER
0 shares Philmore Anderson IV 0 shares Sahara Entertainment, LLC
	9	SOLE DISPOSITIVE POWER
13,863,390 shares Philmore Anderson IV 13,763,390 shares Sahara Entertainment, LLC
	10	SHARED DISPOSITIVE POWER
0 shares Philmore Anderson IV 0 shares Sahara Entertainment, LLC
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,863,390 shares Philmore Anderson IV 13,753,390 shares Sahara Entertainment, LLC
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[_]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
47.2%  Philmore Anderson IV (Based on  shares of Common Stock issued and outstanding as of September 26, 2008)

46.8% Sahara Entertainment, LLC (Based on  shares of Common Stock issued and outstanding as of September 26, 2008)

14	TYPE OF REPORTING PERSON (See Instructions)
IN Philmore Anderson IV OO Sahara Entertainment, LLC

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.003 per share (the "Common Stock"), of Mac Filmworks, Inc., a Delaware corporation (the "Issuer"). The address of the Issuer’s principal executive offices is 75 Franklin Street, 2nd Floor, New York, NY 10013.

Item 2. Identity and Background

This statement is being filed by Philmore Anderson IV and Sahara Entertainment, LLC (“SE, LLC”).

Philmore Anderson IV is a natural person with a business address of c/o Mac Filmworks, Inc., 75 Franklin Street, 2nd Floor, New York, NY 10013.

SE, LLC is a New York limited liability company, with a business address of c/o Mac Filmworks, Inc., 75 Franklin Street, 2nd Floor, New York, NY 10013, which is wholly owned by Mr. Anderson.

Mr. Anderson’s present principal occupation is as chief executive officer of Mac Filmworks, Inc., 75 Franklin Street, 2nd Floor, New York, NY 10013.

During the last five years, neither Mr. Anderson nor SE, LLC has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

During the last five years, neither Mr. Anderson nor SE, LLC has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Mr. Anderson or SE, LLC was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Mr. Anderson is a United States citizen.

Item 3. Source and Amount of Funds or Other Considerations

Pursuant to an Agreement and Plan of Merger (the “Merger Agreement”) dated September 17, 2008 by and among the Issuer, Sahara Media Acquisitions, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer (the “Acquirer”), and Sahara Media, Inc., a Delaware corporation (“Sahara”), the Issuer issued Philmore Anderson IV 100,000 shares of the Issuer’s Common Stock in consideration for 100,000 shares of common stock of Sahara, and the Issuer issued SE, LLC, 13,763,390 shares of the Issuer’s Common Stock, in consideration for 13,763,390 shares of common stock of Sahara (subject to the placement of 5,000,000 shares of the Issuer’s Common Stock in escrow pursuant to the Escrow Agreement (defined below)).

In connection with the Merger Agreement, on September 17, 2008, the Issuer, SE, LLC, Sahara, and Sichenzia Ross Friedman Ference LLP, as escrow agent, entered into a securities escrow agreement (the “Securities Escrow Agreement”), pursuant to which SE, LLC agreed to place 5,000,000 shares of the Issuer’s Common Stock issued to SE, LLC pursuant to the Merger Agreement, into an escrow account. The shares will be released to SE, LLC, or returned to the Issuer for cancellation, based upon the achievement of certain performance thresholds as set forth in the Securities Escrow Agreement filed as an exhibit to the Issuer’s 8-K filed with the Securities and Exchange Commission on September 24, 2008, and incorporated herein by reference. SE, LLC retains voting and dispositive power over the shares placed in escrow.

After the closing of the Merger Agreement, Philmore Anderson IV owned 47.2% of the Issuer’s then outstanding shares of common stock (including shares owned by SE, LLC), and SE, LLC owned approximately 46.8% of the Issuer’s Common Stock.

Item 4. Purpose of Transaction

Mr. Anderson and SE, LLC entered into the above-described transaction to effect a change in control of the Issuer.

Since the closing of the Merger Agreement, the Issuer’s principal focus has changed from seeking business opportunities to developing an online magazine and social network.

In connection with the Merger Agreement, the Issuer’s sole director will resign, effective upon the Issuer’s meeting its information obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the directors of Sahara, consisting of Philmore Anderson IV, Philmore Anderson III, and Tamera Reynolds, will be elected the directors of the Issuer, effective upon the Issuer’s meeting its information obligations under the Exchange Act.

In connection with the Merger Agreement, the Issuer intends to change its corporate name to Sahara Media Holdings, Inc., by forming a wholly-owned subsidiary and merging the wholly-owned subsidiary into the Issuer.

Except as described above, neither Philmore Anderson IV nor SE, LLC has a definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5. Interest in Securities of the Issuer

Philmore Anderson IV beneficially owns 13,863,390 shares of Common Stock of the Issuer (including 13,763,390 shares owned by SE, LLC), which in aggregate represents 47.2% of the Issuer’s Common Stock based on 29,394,191 shares of Common Stock issued and outstanding as of September 26, 2008.  SE, LLC beneficially owns 13,763,390 shares of Common Stock of the Issuer, which in the aggregate represents 46.8% of the Issuer’s Common Stock based on 29,394,191 shares of Common Stock issued and outstanding as of September 26, 2008. Philmore Anderson IV has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, neither Mr. Anderson nor SE, LLC has effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1
Agreement and Plan of Merger dated September 17, 2008 by and among the Issuer, the Acquirer, and Sahara (incorporated by reference to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 24, 2008)

Exhibit 99.2	Securities Escrow Agreement, dated September 17, 2008, by and among the Issuer, Sahara, SE,LLC, and Sichenzia Ross Friedman Ference LLP, as escrow agent (incorporated by reference tothe Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 24, 2008)

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   September 26, 2008

SE, LLC

/s/Philmore Anderson IV
Title: Chief Executive Officer

/s/ Philmore Anderson IV